UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-19879

BIOSPECIFICS TECHNOLOGIES CORP.

(Exact name of registrant as specified in its charter)

2 Righter Parkway, Delaware Corporate Center II, Wilmington, DE 19803

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series B Junior Participating Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock ($0.001 par value)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)

These Series B Junior Participating Preferred Stock Purchase Rights (the “Expired Rights”) were issued in connection with BioSpecifics Technologies Corp.’s execution of a Rights Agreement, dated as of May 14, 2002, as amended on June 19, 2003, and as further amended on February 3, 2011, March 5, 2014, May 27, 2016, May 11, 2018, and April 10, 2020 (the “Rights Agreement”), between BioSpecifics Technologies Corp. and Worldwide Stock Transfer, LLC (as successor in interest to OTC Corporate Transfer Service Company) as Rights Agent. The Rights Agreement expired on April 10, 2020 and, accordingly, the Rights Agreement and the Expired Rights are no longer in effect. BioSpecifics Technologies Corp. previously filed a Registration Statement on Form 8-A12G to register the Expired Rights on May 30, 2002.

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, BioSpecifics Technologies Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BIOSPECIFICS TECHNOLOGIES CORP.
(Registrant)

Date: April 10, 2020	By:	/s/ Carl A. Valenstein
Carl A. Valenstein Corporate Secretary